EXHIBIT 23.1.1

We consent to the references to Skadden, Arps, Slate, Meagher & Flom LLP under the caption "Risk Factors - Judicial, Legislative or Regulatory Action That May Adversely Affect Your Investment - Future Voter
Initiatives, Referenda or Other State Legislative Action May Invalidate the Securitization Bonds or Their Underlying Assets " in the Prospectus.

/s/ Skadden, Arps, Slate, Meagher & Flom LLP